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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF MAY, 2004

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

1.   News Release dated May 18, 2004

2.   Form 51-102F3 Material Change Report dated May 24, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F__X____    Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes______      No__X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 1, 2004

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By: "Joseph Giuffre" (signed)


------------------------------------------
Joseph P. Giuffre
Corporate Secretary & Director

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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.        NAME AND ADDRESS OF COMPANY

               Anthony Clark International Insurance Brokers Ltd.
               Suite 355, 10333 Southport Road S.W.
               Calgary, Alberta
               T2W 3X6

ITEM 2.        DATE OF MATERIAL CHANGE

               May 18, 2004

ITEM 3.        NEWS RELEASE

               Press release was issued at Vancouver, British Columbia on May 18, 2004.

ITEM 4.        SUMMARY OF MATERIAL CHANGE

               The Company has received the necessary approval from the Toronto Stock Exchange (the "Exchange") to make a normal course issuer bid through the Exchange and in accordance with the by-laws and rules of the Exchange.

ITEM 5.        FULL DESCRIPTION OF MATERIAL CHANGE

               The Company has received the necessary approval from the Exchange to make a normal course issuer bid through the Exchange and in accordance with the by-laws and rules of the Exchange. The Company has been authorized to repurchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. All common shares purchased by the Company pursuant to the bid will be cancelled.

               The directors of the Company are of the view that if the current market price of the common shares of the Company does not reflect the inherent value of the Company the directors may utilize a normal course issuer bid to repurchase some of its common shares through the Exchange which represents an appropriate use of funds and will also improve the liquidity in the Company's common shares. Since April 22, 2003, the Company has not purchased any of its common shares.

ITEM 6.        RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

               Not Applicable.

ITEM 7.        OMITTED INFORMATION

               Not Applicable.

ITEM 8.        EXECUTIVE OFFICER

               The following Executive Officer of the Company is available to answer questions regarding this report:

               Primo Podorieszach,
               President and Chief Executive Officer
               Telephone: (250) 376-1782

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                                     - 2 -

ITEM 9.        DATE OF REPORT

Dated at Vancouver, British Columbia, this 24th day of May, 2004.

                              ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                              PER:

                                  "Joseph Giuffre" (signed)
                                   Joseph Giuffre, Director
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               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

                            NORMAL COURSE ISSUER BID

Calgary, Alberta, Canada - May 18, 2004 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) has received the necessary approval from the Toronto Stock Exchange (the "Exchange") to make a normal course issuer bid through the Exchange and in accordance with the by-laws and rules of the Exchange. The Corporation has been authorized to repurchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. All common shares purchased by the Corporation pursuant to the bid will be cancelled.

The directors of the Corporation are of the view that if the current market price of the common shares of the Corporation does not reflect the inherent value of the Corporation the directors may utilize a normal course issuer bid to repurchase some of its common shares through the Exchange which represents an appropriate use of funds and will also improve the liquidity in the Corporation's common shares. Since April 22, 2003, the Corporation has not purchased any of its common shares.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD., founded in 1989, has expanded through internal growth and the acquisition of 21 general insurance brokerages and processes over US$53,000,000($70,000,000CDN) in insurance premiums for its 23,000 customers.

For further information:


Press Contacts - North America                           Barry Kaplan
                                                         Barry Kaplan Associates
                                                         New Jersey
                                                         Telephone: (732) 747-0702
                                                         Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd.       Mr. Tony Consalvo, C.O.O.
                                                         Telephone: (403) 225-5100
                                                         Email:investors@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                  On behalf of

                                  ANTHONY CLARK INTERNATIONAL
                                  INSURANCE BROKERS LTD.

                                  "Primo Podorieszach" (signed)

                                  Primo Podorieszach, C.E.O.